SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20659

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

(Translation of Registrant’s name into English)

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: 44 (0)1223 448 000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .

On July 9, 2003, Autonomy Corporation plc, a corporation organized and existing under the laws of England and Wales (“Autonomy”), and Violet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Autonomy (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Virage, Inc., a Delaware corporation (“Virage”).

Pursuant to the terms of the Merger Agreement, Merger Subsidiary will merge with and into Virage (the “Merger”), with Virage surviving the Merger as a wholly owned subsidiary of Autonomy. In the Merger, and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of Virage common stock, par value $0.001 per share (“Common Stock”) (other than the shares of Virage Common Stock owned by Virage or any wholly owned subsidiary of Virage or held in Virage’s treasury) will be converted automatically into the right to receive $1.10.

The consummation of the Merger is subject to certain conditions, including the approval of the stockholders of Virage and other customary closing conditions.

The preceding is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

On July 10, 2003, Autonomy and Virage issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

2.1	Agreement and Plan of Merger dated as of July 9, 2003 by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage, Inc.

99.1	Press Release of Autonomy Corporation plc and Virage, Inc. dated July 10, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: July 10, 2003	By:	/s/ ANDREW M. KANTER
	Name:	Andrew M. Kanter
	Title:	Chief Operating Officer

AUTONOMY CORPORATION PLC

Exhibit Index

Exhibit

2.1	Agreement and Plan of Merger dated as of July 9, 2003 by and among Autonomy Corporation plc, Violet Merger Sub, Inc. and Virage, Inc.

99.1	Press Release of Autonomy Corporation plc and Virage, Inc. dated July 10, 2003.